1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

July 15, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Patrick Gilmore
Christine Davis
Eiko Pyles

Re:	MicroStrategy Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 12, 2014
File No. 000-24435

Dear Mr. Gilmore, Ms. Davis, and Ms. Pyles:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated July 10, 2014 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Douglas K. Thede, Senior Executive Vice President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2013 10-K.

Consolidated Financial Statements

Consolidated Statement of Operations, page 73

Comment:

1.	We note your response to prior comment 1. As subscription services are service contracts, classification as service revenue would be appropriate in accordance with Rule 5-03 (b)(1) of Regulation S-X. Please confirm that if subscription revenue becomes greater than 10% of total revenue it will be properly classified as service revenue. Alternatively, you may disclose subscription revenue on its own line.

Response:

We confirm that we will continue to monitor our subscription revenues for materiality and disclose it in accordance with the guidance provided in Rule 5-03(b)(1) of Regulation S-X when it exceeds 10% of our total revenue, either as service revenue or as a stand-alone line item.

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1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

The Company has sought to address the staff’s comments with respect to these filings in the responses contained herein and therefore has not filed an amendment to the 2013 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (703) 714-1079 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Douglas K. Thede
Douglas K. Thede
Senior Executive Vice President & Chief Financial Officer

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